UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549






                                   FORM U-9C-3



                                QUARTERLY REPORT



                    For the quarter ended September 30, 1999

         Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                   Act of 1935







                           ALLIANT ENERGY CORPORATION

                           222 West Washington Avenue

                            Madison, Wisconsin 53703

                                  608-252-3311

                           ALLIANT ENERGY CORPORATION

                                   FORM U-9C-3

                    For the Quarter Ended September 30, 1999




                                    CONTENTS

                                                                          Page

CONTENTS                                                                   2

ITEM 1 - Organization Chart                                                3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions    3

ITEM 3 - Associate Transactions                                            3

ITEM 4 - Summary of Aggregate Investment                                   4

ITEM 5 - Other Investments                                                 4

ITEM 6 - Financial Statements and Exhibits                                 5

SIGNATURES                                                                 7

CERTIFICATE                                                                8


ITEM 1 - ORGANIZATION CHART

-----------------------------------------------------------------------------------------------------------------------------------
                                           Energy-                                   Percentage
            Name of                        or Gas-                                   Of Voting
           Reporting                       Related       Date of        State of     Securities          Nature of
            Company                        Company    Organization   Organization      Held              Business

-----------------------------------------------------------------------------------------------------------------------------------
Schedin & Associates, Inc.(new)(a)          Energy       6/22/82       Minnesota       100%      (i) Energy management services
Williams Bulk Transfer Inc.(new)(b)         Energy       4/27/99         Iowa          100%     (ix) Fuel handling and storage
                                                                                                       facilities services
Alliant South Texas Pipeline                Energy       4/20/99         Texas          90%     (ix) Fuel transportation
   L.P.(new)(c)                                                                                        facilities services
-----------------------------------------------------------------------------------------------------------------------------------
(a)  Schedin & Associates, Inc. is a wholly-owned subsidiary of Industrial Energy Applications, Inc.  Industrial Energy
Applications, Inc. is a wholly-owned subsidiary of Alliant Energy Industrial Services, Inc.  Alliant Energy Industrial
Services, Inc. is a wholly-owned subsidiary of Alliant Energy Resources, Inc.  Alliant Energy Resources, Inc. is a wholly-owned subsidiary of the registrant, Alliant Energy Corporation.
(b)  Williams Bulk Transfer Inc. is a wholly-owned subsidiary of Alliant Energy Transportation, Inc.  Alliant Energy
Transportation, Inc. is a wholly-owned subsidiary of Alliant Energy Resources, Inc.  Alliant Energy Resources, Inc. is a
wholly- owned subsidiary of the registrant, Alliant Energy Corporation.
(c)  Industrial Energy Applications Delaware, Inc. owns 90% of Alliant South Texas Pipeline L.P.  Industrial Energy
Applications Delaware, Inc. is a wholly-owned subsidiary of Industrial Energy Applications, Inc.  Industrial Energy
Applications, Inc. is a wholly-owned subsidiary of Alliant Energy Industrial Services, Inc.  Alliant Energy Industrial
Services, Inc. is a wholly-owned subsidiary of Alliant Energy Resources, Inc.  Alliant Energy Resources, Inc. is a wholly-owned subsidiary of the registrant, Alliant Energy Corporation.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:

------------------------------------------------------------------------------------------------------------------------------
                                                                     Principal
           Company                           Type of                 Amount of
           Issuing                           Security                Security                    Person to
           Security                           Issued               (in thousands)         Whom Security was Issued

------------------------------------------------------------------------------------------------------------------------------
Schedin & Associates, Inc.             Money pool borrowings           $414          Alliant Energy Resources, Inc. (1)
Williams Bulk Transfer Inc.            Money pool borrowings           $872          Alliant Energy Resources, Inc. (1)
Williams Bulk Transfer Inc.            Common Stock                      $1          Alliant Energy Transportation, Inc. (1)
Alliant South Texas Pipeline L.P.      Partnership capital           $7,197          Industrial Energy Applications
                                                                                        Delaware, Inc. (1)
------------------------------------------------------------------------------------------------------------------------------
(1) Associate company.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended September 30, 1999

Part I -- Transactions performed by reporting companies on behalf of associate companies
--------------------------------------------------------------------------------------------------------------------------------
         Reporting              Associate                            Direct         Indirect                         Total
          Company                Company           Types of           Costs          Costs          Cost of         Amount
         Rendering              Receiving          Services          Charged        Charged         Capital         Billed
         Services                Services          Rendered      (in thousands)  (in thousands)  (in thousands)  (in thousands)
--------------------------------------------------------------------------------------------------------------------------------

None

--------------------------------------------------------------------------------------------------------------------------------

Part II -- Transactions performed by associate companies on behalf of reporting companies
--------------------------------------------------------------------------------------------------------------------------------
         Associate              Reporting                            Direct         Indirect                         Total
          Company                Company           Types of           Costs          Costs          Cost of         Amount
         Rendering              Receiving          Services          Charged        Charged         Capital         Billed
         Services                Services          Rendered      (in thousands)  (in thousands)  (in thousands)  (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
None

--------------------------------------------------------------------------------------------------------------------------------


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

------------------------------------------------------------------------------------------------------------------------
Total consolidated capitalization as of September 30, 1999 (a)                            $3,923,126          Line 1
------------------------------------------------------------------------------------------------------------------------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           588,469          Line 2
------------------------------------------------------------------------------------------------------------------------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    588,469          Line 3
------------------------------------------------------------------------------------------------------------------------
Total current aggregate investment  subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category 1                                                          414
     Energy-related business category 2                                                            -
     Energy-related business category 3                                                            -
     Energy-related business category 4                                                            -
     Energy-related business category 5                                                            -
     Energy-related business category 6                                                            -
     Energy-related business category 7                                                            -
     Energy-related business category 8                                                            -
     Energy-related business category 9                                                        8,070
     Energy-related business category 10                                                           -
                                                                                          --------------
          Total current aggregate investment                                                   8,484          Line 4
------------------------------------------------------------------------------------------------------------------------
Difference  between the greater of $50 million or 15% of capitalization  and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $579,985          Line 5
------------------------------------------------------------------------------------------------------------------------

Investments in gas-related companies:

--------------------------------------------------------------------------------------------------
Total current  aggregate  investment  (categorized  by major line of gas-related business):
     Gas-related business category 1                                                    $-
     Gas-related business category 2                                                     -
                                                                                      ------
         Total current aggregate investment                                             $-
--------------------------------------------------------------------------------------------------

(a)  Includes common equity, cumulative preferred stock of subsidiaries, long-term  debt, current maturities and sinking funds and short-term debt(variable rate demand bonds, commercial paper and notes payable).

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

----------------------------------------------------------------------------------------------------------------------------
                                                Other             Other
         Major Line Of                        Investment        Investment
         Energy-Related                        In Last           In This       Reason for Difference
           Business                          U-9C-3 Report     U-9C-3 Report     In Other Investment
----------------------------------------------------------------------------------------------------------------------------
Energy-related business category 1*               $-             $59,196          Initial report
Energy-related business category 5*               $-             $12,667          Initial report
Energy-related business category 6*               $-              $2,569          Initial report
Energy-related business category 7*               $-             $10,902          Initial report
Energy-related business category 9*               $-             $23,212          Initial report

----------------------------------------------------------------------------------------------------------------------------

* Item 5 includes  aggregate  investments  that were invested or committed to be invested in  energy-related  companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation
became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
     List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Balance Sheets as of September 30, 1999 (in thousands):
                                                                                                     Alliant South
                                                                Schedin &          Williams Bulk    Texas Pipeline
                                                             Associates, Inc.      Transfer Inc.          L.P.
                                                             --------------------------------------------------------
Assets:
Property, plant and equipment:
  Other property, plant and equipment                                   $8                $940              $8,175
  Accumulated depreciation                                              (1)                  -                (170)
                                                           -----------------   -----------------   ------------------
    Total property, plant and equipment                                  7                 940               8,005
Current assets:
  Cash and cash equivalents                                             54                   -                 267
  Customer accounts receivable                                         140                   -                 192
  Allowance for doubtful accounts                                      (11)                  -                   -
  Income taxes receivable                                                -                   5                   -
  Prepayments and other                                                  -                   -                  43
                                                           -----------------   -----------------   ------------------
    Total current assets                                               183                   5                 502
Other assets:
  Goodwill, net of amortization                                        269                   -                   -
                                                           -----------------   -----------------   ------------------
    Total other assets                                                 269                   -                   -
                                                           -----------------   -----------------   ------------------
         Total Assets                                                 $459                $945              $8,507
                                                           -----------------   -----------------   ------------------
                                                           -----------------   -----------------   ------------------

Capitalization and Liabilities:
Capitalization:
  Common stock/Partnership capital                                      $-                  $-              $7,996
  Additional paid in capital                                             -                   1                   -
  Retained earnings                                                   (155)                 (6)                447
  Borrowings from money pool                                           414                 872                   -
                                                           -----------------   -----------------   ------------------
    Total capitalization                                               259                 867               8,443
Current liabilities:
  Accounts payable                                                      63                  78                  56
  Accrued income taxes                                                  20                   -                   -
  Accrued other taxes                                                    1                   -                   7
  Other                                                                116                   -                   1
                                                           -----------------   -----------------   ------------------
    Total current liabilities                                          200                  78                  64
Deferred credits and other long-term liabilities:
  Other                                                                  -                   -                   -
                                                           -----------------   -----------------   ------------------
    Total deferred credits and other long-term liabilities               -                   -                   -
                                                           -----------------   -----------------   ------------------
         Total Capitalization and Liabilities                         $459                $945              $8,507
                                                           -----------------   -----------------   ------------------
                                                           -----------------   -----------------   ------------------


Income Statements for the Periods Ended September 30, 1999 (in thousands):

                                            Schedin & Associates, Inc.                  Williams Bulk Transfer Inc.
                                         Quarter           Year-to-Date               Quarter           Year-to-Date
                                          Ended               Ended                    Ended               Ended
                                      Sept. 30, 1999      Sept. 30, 1999          Sept. 30, 1999       Sept. 30, 1999
                                      ------------------------------------       --------------------------------------
Operating revenues:
  Operating revenues                             $96                $375                      $-                   $-
                                     -----------------   -----------------       ------------------   -----------------
    Total operating revenues                      96                 375                       -                    -
Operating expenses:
  Other operations                               183                 515                      11                   11
  Maintenance                                      -                   -                       -                    -
  Depreciation and amortization                    8                  23                       -                    -
  Taxes other than income taxes                    -                   -                       -                    -
                                     -----------------   -----------------       ------------------   -----------------
    Total operating expenses                     191                 538                      11                   11
                                     -----------------   -----------------       ------------------   -----------------
Operating income/(loss)                          (95)               (163)                    (11)                 (11)
Interest and other:
  Interest income/(expense)                       (7)                (20)                      -                    -
  Other income and (deductions)                    -                   -                       -                    -
                                     -----------------   -----------------       ------------------   -----------------
    Total interest and other                      (7)                (20)                      -                    -
                                     -----------------   -----------------       ------------------   -----------------
Income/(loss) before taxes                      (102)               (183)                    (11)                 (11)
Income tax benefit/(expense)                      33                  56                       5                    5
                                     -----------------   -----------------       ------------------   -----------------
Net income/(loss)                               $(69)              $(127)                    $(6)                 $(6)
                                     -----------------   -----------------       ------------------   -----------------
                                     -----------------   -----------------       ------------------   -----------------

                                      Alliant South Texas Pipeline L.P.
                                         Quarter           Year-to-Date
                                          Ended               Ended
                                      Sept. 30, 1999      Sept. 30, 1999
Operating revenues:
  Operating revenues                         $31,315             $47,416
                                     -----------------   -----------------
    Total operating revenues                  31,315              47,416
Operating expenses:
  Other operations                            30,948              46,784
  Maintenance                                      5                   7
  Depreciation and amortization                  104                 171
  Taxes other than income taxes                    7                   7
                                     -----------------   -----------------
    Total operating expenses                  31,064              46,969
                                     -----------------   -----------------
Operating income/(loss)                          251                 447
Interest and other:
  Interest income/(expense)                        -                   -
  Other income and (deductions)                    -                   -
                                     -----------------   -----------------
    Total interest and other                       -                   -
                                     -----------------   -----------------
Income/(loss) before taxes                       251                 447
Income tax benefit/(expense)                       -                   -
                                     -----------------   -----------------
Net income/(loss)                               $251                $447
                                     -----------------   -----------------
                                     -----------------   -----------------

B.       EXHIBITS:

Exhibit A         Certificate of Alliant Energy Corporation

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                                   SIGNATURES


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 29th day of November.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant


By: /s/ John E. Ebright        Vice President - Controller (Principal Accounting Officer)
-----------------------
John E. Ebright

Exhibit A


                           ALLIANT ENERGY CORPORATION
              222 West Washington Avenue, Madison, Wisconsin 53703

                                   CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:
(a) Alliant Energy Corporation's report on Form U-9C-3 for the quarter ended September 30, 1999, is the first such quarterly report filed with the Securities and Exchange Commission (SEC) and therefore, Alliant Energy Corporation has not filed such a quarterly report for the previous quarter with any state commission.
(b)A conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 East Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Ebright              Vice President - Controller (Principal Accounting Officer)
---------------------------
John E. Ebright
